UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HCA Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404119109

1.	Name of Reporting Person Hercules Holding II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 91,845,692

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 91,845,692

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 404119109

STATEMENT ON SCHEDULE 13G

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of HCA Inc. (the “Issuer”), a Delaware corporation, beneficially owned by Hercules Holding II, LLC, a Delaware limited liability company.

Item 1.
	(a)	Name of Issuer: HCA Inc.
	(b)	Address of Issuer’s Principal Executive Offices: One Park Plaza Nashville, Tennessee 37203

Item 2.
	(a)	Name of Person Filing: Hercules Holding II, LLC
	(b)	Address of Principal Business Office, or, if none, Residence: c/o HCA Inc. One Park Plaza Nashville, TN 37203
	(c)	Citizenship: See Item 4 of cover page.
	(d)	Title of Class of Securities: Common stock, $0.01 par value per share.
	(e)	CUSIP Number: 404119109

Item 3.
Not applicable.

CUSIP No. 404119109

Item 4.	Ownership.

(a)

Amount beneficially owned:

Hercules Holding II, LLC holds 91,845,692 Shares, or 97.3%, of the common stock of the Issuer based on 94,367,464 outstanding shares as of December 31, 2008.  The units of Hercules Holding II, LLC are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and affiliates of Dr. Thomas F. Frist, Jr, the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC.  On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation.  Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares.  Affiliates each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity have the right under Hercules Holding II, LLC’s limited liability company agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

(b)	Percent of class: See Item 11 of the cover page, which is based upon Item 6 of the cover page.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of the cover page.
	(ii)	Shared power to vote or to direct the vote See Item 6 of the cover page.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the cover page.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the cover page.

CUSIP No. 404119109

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and affiliates of Dr. Thomas F. Frist, Jr. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pursuant to the limited liability company agreement of Hercules Holding II, LLC.  See Item 4 above and Item 8 below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC holds 91,845,692 shares, or 97.3%, of the Shares of the Issuer.  Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer.  On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation.  Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.  Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G.  The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital Investors, LLC	Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Merrill Lynch Global Private Equity

BCIP TCV, LLC	KKR Millennium Fund L.P.	Bank of America Corporation
Bain Capital Integral Investors 2006, LLC	KKR Associates Millennium L.P.	Merrill Lynch & Co., Inc.
Bain Capital Hercules Investors, LLC	KKR Millennium GP LLC	Merrill Lynch Group, Inc.
	KKR 2006 Fund L.P.	Merrill Lynch GP Inc.
	KKR Associates 2006 L.P.	ML Global Private Equity Partners, L.P.
	KKR 2006 GP LLC	MLGPE Ltd
	OPERF Co-Investment L.L.C.	ML Global Private Equity Fund, L.P.

CUSIP No. 404119109

Affiliates of Bain Capital Investors, LLC	Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Merrill Lynch Global Private Equity
	KKR PEI Investments, L.P.	ML HCA Co-Invest, Ltd.
	KKR PEI Associates, L.P.	ML HCA Co-Invest, LP
	KKR PEI GP Limited	Merrill Lynch Ventures, LLC
	Kohlberg Kravis Roberts & Co. L.P.	Merrill Lynch Ventures L.P. 2001
KKR & Co. L.L.C.
KKR Partners III, L.P.
KKR III GP L.L.C.

Affiliates of Dr. Thomas F. Frist, Jr.

Dr. Thomas F. Frist, Jr.
Thomas F. Frist, III
Patricia C. Frist
Patricia F. Elcan
Frisco, Inc.
Frisco Partners
William R. Frist

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No. 404119109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

HERCULES HOLDING II, LLC

By:	/s/ Natalie H. Cline
Name: Natalie H. Cline
Title: Attorney for Reporting Person

EXHIBITS

Exhibit Number	Title

1	Power of Attorney of Reporting Person (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Hercules Holding II, LLC with respect to HCA Inc. on April 29, 2008).